

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2020

Nelson Chai
Chief Financial Officer
Uber Technologies, Inc
1455 Market Street, 4th Floor
San Francisco, California 94103

> **Re: Uber Technologies, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Response dated April 17, 2020**
> **File No. 1-38902**

Dear Mr. Chai:

We have reviewed your April 17, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2020 letter.

Form 10-K for the fiscal year ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain Key Metrics and Non-GAAP Financial Measures, page 51

1. We reviewed your response to comment 2. We do not concur that you have given equal or greater prominence to your discussion of GAAP financial measures. For example, your discussion of the changes in Adjusted Net Revenue begins on page 52 and your discussion of the changes in revenue on a GAAP basis begins on page 56, a less prominent location, as discussed in question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations: Non-GAAP Financial Measures. Please revise your discussion and analysis accordingly in future filings.

　　　　You may contact Donna Di Silvio at (202) 551-3202 or Bill Thompson at (202) 551-3344 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:　　Keir Gumbs